Spidi & Fisch, PC ATTORNEYS AT LAW
1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037 (202) 434-4660 Facsimile: (202) 434-4661

April 1, 2013

Board of Directors
TF Financial Corporation
3 Penns Trail
Newtown, Pennsylvania 18940

Re:
Merger pursuant to the Agreement and Plan of Merger dated as of December 28, 2012 (the “Merger Agreement”) by and among TF Financial Corporation, a Pennsylvania corporation (“TF”), 3rd Fed Bank, a Pennsylvania-chartered savings bank, Roebling Financial Corp, Inc., a New Jersey corporation (“Roebling”) and Roebling Bank, a federally chartered stock savings bank.

Ladies and Gentlemen:

We have acted as counsel for TF in connection with the Merger Agreement pursuant to which Roebling will merge with and into TF (the “Merger”) with TF being the surviving corporation, on the terms and conditions set forth therein.  For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement and references herein to the Merger Agreement shall include all exhibits and schedules thereto.

We have examined (i) the Merger Agreement, (ii) Registration Statement on Form S-4 (as amended through the date hereof, the “Registration Statement,” which reference shall include the proxy statement/prospectus of TF and Roebling, the “Proxy Statement/Prospectus,” included therein), and (iii) the representation letters of TF and Roebling, containing representations as to certain factual matters, delivered to us for purposes of this opinion (the “Representation Letters”).  In addition, we have examined and relied as to matters of fact upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, agreements, documents and other instruments and made such other inquiries as we have deemed necessary or appropriate to enable us to render the opinion set forth below.  In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents.  We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

        SPIDI & FISCH, PC

Board of Directors
TF Financial Corporation
April 1, 2013
Page

In rendering such opinion, we have assumed that (i) the Merger will be effected in accordance with the Merger Agreement and as described in the Registration Statement, (ii) the relevant statements concerning the Merger set forth in the Merger Agreement and the Registration Statement are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, (iii) the representations as to factual matters made by TF and Roebling in their respective Representation Letters are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, and (iv) any representations made in the Merger Agreement, if relevant, or the Representation Letters “to the best knowledge of,” or based on the belief of TF or Roebling or similarly qualified, are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, in each case without such qualification.  We have also assumed that the parties have complied with, and, if applicable, will continue to comply with, the relevant covenants contained in the Merger Agreement.  If any assumption above is untrue for any reason, our opinion might be adversely affected and may not be relied upon.

Based upon the foregoing, it is our opinion that for United States federal income tax purposes:

(i)	the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

(ii)	each of TF and Roebling will be a party to the reorganization within the meaning of Section 368(b) of the Code;

(iii)
gain or loss will be recognized by those holders receiving solely cash for Roebling common stock pursuant to the Merger equal to the difference between the amount of cash received by a U.S. holder of Roebling common stock and such holder’s adjusted tax basis in such holder’s shares of Roebling common stock;

(iv)
no gain or loss will be recognized by those holders receiving solely shares of TF common stock in exchange for shares of Roebling common stock pursuant to the Merger (except with respect to any cash received instead of fractional share interests in TF common stock);

(v)
gain (but not loss) will be recognized by those holders who receive shares of TF common stock and cash in exchange for shares of Roebling common stock pursuant to the Merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the TF common stock and cash received by a holder of Roebling common stock exceeds such holder’s adjusted tax basis in its Roebling common stock, and (2) the amount of cash received by such U.S. holder of Roebling common stock (except with respect to any cash received instead of fractional share interests in TF common stock);

(vi)
the aggregate basis of the TF common stock received in the Merger will be the same as the aggregate basis of the Roebling common stock for which it is exchanged, decreased by the amount of cash received in the Merger (except with respect to any cash received instead of fractional share interests in TF common stock), decreased by any basis attributable to fractional share interests in TF common stock for which cash is received, and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain or as ordinary dividend income, but excluding any gain or loss recognized with respect to fractional share interests in TF common stock for which cash is received); and

(vii)	the holding period of TF common stock received in exchange for shares of Roebling common stock will include the holding period of the Roebling common stock for which it is exchanged.

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences of the Merger under any state, local or foreign laws, or with respect to other areas of U.S. federal taxation, and we do not express any opinion herein concerning any law other than the federal law of the United States.

Our opinion is based on current statutory, regulatory and judicial authority, any of which might be changed at any time with retroactive effect.  We disclaim any undertaking to advise you of any subsequent changes of the matters stated, represented or assumed herein or any subsequent changes in applicable law, regulations or interpretations thereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the references to our firm name under the headings “Material United States Federal Income Tax Consequences of the Merger” and “Legal Opinions” in the Registration Statement.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Spidi & Fisch, PC

Spidi & Fisch, PC